November 7, 2011

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Kubota Corporation Form 20-F for the fiscal year ended March 31, 2011 Filed June 30, 2011 File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated October 12, 2011, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2011. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the Staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Note 18 Commitments and Contingencies, page F-34

(Accounting for Asbestos-Related Expenses), page F-36

We have read your response to prior comment three of our letter dated August 31, 2011. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possibly outcomes. Please more comprehensively explain why you do not have or cannot obtain the information necessary to allow you to develop range of loss estimates based on information such as number of historical claims (periodic and cumulative), number of claims settled and the average payments made. Please help us better understand your assertion that historical requests for payments represent only a portion of ultimate outcome, which is not deemed to contribute to the estimate of the rest of the outcome. Also please further expand on your statement that “the company believes that it is not practicable even approximately to estimate future requests based on only time series data of historical requests.” Please clarify why the historical information you have along with information provided by your health & safety planning & promotion department is not sufficient to allow you to estimate a range of loss.

Response:	In our effort to develop possible range of loss estimate based on information such as number of historical claims (periodic and cumulative), number of claims settled and the average payments made, we have considered various methods including 1) to estimate future payments by using the rate of incidence in asbestos-related diseases based on such historical data, and 2) to estimate future payments directly based on time series data of historical payments.

1)      Estimation of the rate of incidence in asbestos-related disease

As we stated in our first response to the Staff, reliable statistics of the rate of incidence in asbestos-related disease are not available to the Company. Furthermore, there have not been any asbestos-related events of other companies which achieved final outcomes of the events, and are known and available to the Company for estimation of the rate of incidence.

Therefore, the Company attempted to estimate the rate of incidence based on historical requests for payments; however, the Company acknowledged that historical requests for payments represent only a portion of ultimate outcome, which makes it very difficult to calculate the rate of incidence since the ultimate outcome should be reasonably estimated and used as a numerator of the rate of incidence. We stated that historical requests for payments represent only a portion of ultimate outcome, because the Company is still in the midstream of ultimate outcome. In order to estimate the rest of the outcome, the Company considers it is necessary to understand what stage of the midstream of ultimate outcome we are at, such as just beginning or near ending. If the Company had experienced similar asbestos-related events at the Company’s other factory in the past, by using its result as a reference, we might be able to develop the estimate of the rest of ultimate outcome based on the historical requests at year end. Nonetheless there is no similar event in the past which the Company might be able to use as a reference for estimation. Therefore, the Company is not able to presume what stage toward the ultimate outcome it is located, which makes us believe that the historical requests for payments are not deemed to contribute to the estimate of the rest of the outcome.

2)      Estimation of future payments directly based on time series data of historical payments

The Company assumed it would be able to develop range of loss if there is decreasing trend in historical payment since such trend might give the Company to predict approximate information when the payment request ceases. The Company recorded the voluntary consolation payments, relief payments and compensation payments totaled, ¥3,300 million, ¥1,090 million, ¥1,155 million, ¥503 million, and ¥977 million at March 31, from 2007 to 2011, respectively. We did not find any correlation between time and historical requests. The Company attempted to estimate future payments assuming that the average number of requests or the average payments per year would continue hereafter; however, it was not able to predict how long the requests or the payments might continue since we are not able to presume the current stage as stated above.

Therefore the Company believes that it is not practicable even approximately to estimate future requests based on only time series data of historical requests as we stated in our first response to the Staff.

If there is change in environment surrounding asbestos-related matters, which may provide information for estimation of future payments, the health & safety planning & promotion department will inform the accounting department of the change to examine effect on estimate. However, the health & safety planning & promotion department is not aware of such information, and so it only contributes to update the historical information, which does not provide a reasonable basis to estimate the future outcome or the future trend as mentioned above.

Based on such conditions described above, we concluded that we were not able to develop possible range of loss estimate. However, we understand that providing supplemental information would be useful for the readers of the financial statements. The Company will provide explanation of the conditions in more detail and information about asbestos-related payments for prior five years in future filings

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Faithfully yours,

/s/ Satoru Sakamoto

Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker
Ms. Jeanne Baker
(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai
Mr. Kenji Taneda
Ms. Junko Urabe
(Sullivan & Cromwell LLP)

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